SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

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240.14a-12

                                  HEI, Inc.
               (Name of Registrant as Specified In Its Charter)

                             FANT INDUSTRIES INC.
                  (Name of Person(s) Filing Proxy Statement)

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1.  Letter sent to shareholders of HEI, Inc. on March 26, 1998:


                         TENDER YOUR HEI SHARES TODAY
                             AT $8.00 PER SHARE!


              DON'T BE MISLED BY AN ENTRENCHMENT-MOTIVATED BOARD

HEI'S BOARD OF DIRECTORS SAYS...some of your shares may be returned to you since we are offering to purchase only a portion of the Company's stock.

THE REALITY IS...the Board omitted to tell you that if that happens, you can have your cake and eat it too. That is, you get your $8.00 PER SHARE for the ones that are accepted. As for the ones you get back, you get a new Board committed to revitalizing HEI and making it a dynamic, growing company. By the way, if we buy all of your shares, you get a 78% PREMIUM over the stock's undisturbed price of $4.50 per share, which was the trading level in December before we started buying shares. IF YOU TENDER, YOU WIN EITHER WAY.


                    WHO TRULY HAS YOUR INTERESTS AT HEART?

THE BOARD SAYS...Anthony Fant doesn't deserve control of the Company if he owns only 30% upon completion of the tender offer.

THE REALITY IS...the current directors collectively hold only about 2% of the Company's shares. So who has a greater interest in creating shareholder value? During the last 18 months, these directors have consistently sold their stock within days after they received it under a special stock compensation plan. What does this behavior suggest about their expectations for the Company's future?


                      WHY DON'T YOU BUY T-BILLS INSTEAD?

THE BOARD SAYS...they are proud of the $13.3 million in cash and short-term investments they have accumulated.

THE REALITY IS...this hoarding of cash reflects a lack of vision and has resulted in a failure to participate in the industry's growth. Do you want nearly 50% of the Company's assets merely earning interest at Treasury bill and similar rates? As Mr. Fant has stated in the Saint Paul Pioneer Press, "I just don't think people bought this stock to invest in a Treasury bond fund."


                   HOW LONG CAN THIS HOUSE OF CARDS STAND?

THE BOARD SAYS...Fant is taking advantage of "recent setbacks."

WELL... THERE THEY GO AGAIN. THE REALITY IS...the Company lost a customer that accounted for 55% of net sales in fiscal 1997. This is not a mere "setback," but the foreseeable consequence of a dangerously narrow customer base. In fact, for each of the past 5 years, a minimum of 64% of the Company's net sales have come from two or three customers. How long can this house of cards stand?


                WHY WOULD OUR DIRECTORS TELL US THESE THINGS?
                          HOW ABOUT TO PROTECT THEIR
                     BOARD SEATS AND STOCK COMPENSATION?

In the face of poor operating performance and a resulting decline in the market value of the Company's stock, the current directors have continued to reward themselves through a stock option plan for directors only. Each year, they get options for 10,000 shares, regardless how well the Company does and regardless of what your stock does. In the last four years alone, they've gotten options for 160,000 shares. We strongly believe that, to create the right incentives, stock compensation should bear a close relationship to actual operating results and shareholder value.


                          TENDER YOUR SHARES TODAY!


                                                    FANT INDUSTRIES INC.
                                                         March 25, 1998

                                                               March 25, 1998


A Message to Fellow Shareholders of HEI from Anthony J. Fant:


     I would like to take this opportunity to speak with you personally about who I am, why I have invested in HEI and why I would pay a premium to buy additional shares from you.

     I am a businessman from Birmingham, Alabama. I started in business in 1985 by building a single television station, and over the next 12 years I acquired, built or managed a number of additional underperforming or undeveloped television and radio stations in diverse areas of the country. We chose each business carefully, and after buying it we worked hard and took innovative steps to enhance and realize its true value. Now I own a number of businesses in diversified industries.

     I have recently invested more than $4.3 million in acquiring more than 18% of HEI's common stock and am by far the largest shareholder. Now I want to have a chance to lead the Board of Directors. I believe in HEI's future. I want to revitalize it and make it a dynamic, growing company.

     I obviously do not plan to, nor could I, micro-manage the design and manufacture of microelectronic devices or any other high technology products. The Company has plenty of talented, highly skilled people for this purpose as well as for other day-to-day operations. Yet the Company is missing one element that is essential for real growth, and that element is strategic leadership. This is what my group will bring to the Company.

     In short, we are committed to delivering (1) immediate value through the tender offer and (2) long term value by setting the Company on the correct strategic path for growth.

     Please don't let scare tactics keep you from tendering your shares. I have absolutely no intention of liquidating the Company's assets, laying off employees, moving operations out of Victoria, or otherwise disrupting the Company's operations. Instead, I want to work with, and not against, current management to enhance the Company's long-term growth prospects and increase shareholder value through carefully selected acquisitions, long-term investments for expansion, and diversification of the Company's customer base.

     Please tender your shares today for immediate value. I am personally committed to making every reasonable effort to complete our tender offer promptly!

     If you need further information or any assistance in tendering your HEI shares, please contact:


      The Dealer Manager:                The Information Agent:
       RJ STEICHEN & CO                BEACON HILL PARTNERS, INC.
        (612) 341-6200                  Toll-Free (800) 253-3814
                                                    or
                                         Collect (212) 843-8500







2.  Advertisement published on March 31, 1998:



                         TENDER YOUR HEI SHARES TODAY
                             AT $8.00 PER SHARE!


              DON'T BE FOOLED BY AN ENTRENCHMENT-MOTIVATED BOARD

HEI'S BOARD OF DIRECTORS SAYS...some of your shares may be returned to you since we are offering to purchase only a portion of the Company's stock.

THE REALITY IS...the Board omitted to tell you that if that happens, you can have your cake and eat it too. That is, you get your $8.00 PER SHARE for the ones that are accepted. As for the ones you get back, you get a new Board committed to revitalizing HEI and making it a dynamic, growing company. By the way, if we buy all of your shares, you get a 78% PREMIUM over the stock's undisturbed price of $4.50 per share, which was the trading level in December before we started buying shares. IF YOU TENDER, YOU WIN EITHER WAY.


                    WHO TRULY HAS YOUR INTERESTS AT HEART?

THE BOARD SAYS...Anthony Fant doesn't deserve control of the Company if he owns only 30% upon completion of the tender offer.

THE REALITY IS...the current directors collectively hold only about 2% of the Company's shares. Mr. Fant has already invested $4.3 million to buy 18% of HEI's outstanding stock and is by far the largest shareholder. So who has a greater interest in creating shareholder value? During the last 18 months, these directors have consistently sold their stock within days after they received it under a special stock compensation plan. What does this behavior suggest about their faith in the Company's future?


                   WHY DON'T YOU BUY SAVINGS BONDS INSTEAD?

THE BOARD SAYS...they are proud of the $13.3 million in cash and short-term investments they have accumulated.

THE REALITY IS...this hoarding of cash reflects a lack of vision and has resulted in a failure to participate in the industry's vibrant growth. Do you want nearly 50% of the Company's assets merely earning interest at Treasury bill and similar rates? As Mr. Fant has said, "I just don't think people bought this stock to invest in a Treasury bond fund."


                   HOW LONG CAN THIS HOUSE OF CARDS STAND?

THE BOARD SAYS...Fant is taking advantage of "recent setbacks."

WELL... THERE THEY GO AGAIN. THE REALITY IS...the Company lost a customer that accounted for 55% of net sales in fiscal 1997. This is not a mere "setback," but the foreseeable consequence of a dangerously narrow customer base. In fact, for each of the past 5 years, a minimum of 64% of the Company's net sales have come from two or three customers. How long can this house of cards stand?


                WHY WOULD OUR DIRECTORS TELL US THESE THINGS?
                          HOW ABOUT TO PROTECT THEIR
                     BOARD SEATS AND STOCK COMPENSATION?

In the face of poor operating performance and a resulting decline in the market value of the Company's stock, the current directors have continued to reward themselves through a stock option plan for directors only. Every year, each director gets options for 10,000 shares, regardless of how well the Company does and regardless of what your stock does. In the last four years alone, they've gotten options for 160,000 shares. We strongly believe that to create the right incentives stock compensation should bear a close relationship to actual operating results and shareholder value.


             SEND THEM A MESSAGE BY TENDERING YOUR SHARES TODAY!

(Graph with the following byline: April 7, 1997 - Reuters - HEI announces that it has "received notice from its largest customer to begin phasing out production" of that customer's product. "What if HEI Loses Another Big Customer This Year?" A line graph representing the stock price of HEI from 1/3/97 through 3/27/98 at monthly intervals. The graph notes the point at which the following events occurred: "Mr. Fant begins accumulating shares of HEI stock" and "Mr. Fant discloses his intent to gain control of HEI.")

                                                    FANT INDUSTRIES INC.

3.  Advertisement published on April 1, 1998:



                                   TENDER YOUR HEI SHARES TODAY FOR
                                        $8.00 PER SHARE IN CASH

Fellow HEI Shareholders:

     We own more than 18% of HEI's outstanding stock and are by far its largest shareholder. We are offering to buy from you another 11.5% of the stock to increase our ownership and as part of our effort to gain control of HEI's Board of Directors.

     - Our offer is scheduled to expire at 11:00 p.m., Central Standard Time, on April 7th.

     -     Our  offer represents a   78% PREMIUM over  the closing price   of
           shares on the day before we began buying them in December.

     - Our offer gives you a chance to get a generous cash premium for all of your shares or (in the event of proration) some of your shares.

     - Our offer is subject to certain customary conditions but is NOT subject to a financing condition.

     - Our offer can be completed promptly if the Company's Board of Directors cooperates, and if they don't, we will call a special meeting and let you, the shareholders, decide for yourselves.

     Please don't let the Board's scare tactics keep you from tendering your shares. These directors just want to keep their Board seats and stock
options.   We  have  absolutely no  intention  of liquidating the Company's assets, laying off employees, moving operations out of Victoria, Minnesota, or otherwise disrupting the Company's operations.

     PLEASE TENDER YOUR SHARES TODAY FOR IMMEDIATE VALUE.   WE ARE COMMITTED

TO MAKING EVERY REASONABLE EFFORT TO COMPLETE THIS TENDER OFFER PROMPTLY!


     We urge you to read our Offer to Purchase and the related materials carefully. If you need further information or any assistance in tendering your HEI shares, please contact:

               The Dealer Manager:                 The Information Agent:
                RJ STEICHEN & CO                 BEACON HILL PARTNERS, INC.
                 (612) 341-6200                   Toll-Free (800) 253-3814
                                                             or
                                                  Collect (212) 843-8500


                                 Anthony J. Fant



(Graph with the following byline: April 7, 1997 - Reuters - HEI announces that it has "received notice from its largest customer to begin phasing out production" of that customer's product. "What if HEI Loses Another Big Customer This Year?" A line graph representing the stock price of HEI from 1/3/97 through 3/27/98 at monthly intervals. The graph notes the point at which the following events occurred: "HEI announces that it has 'received notice from its largest customer to begin phasing out production'", "Mr. Fant begins accumulating shares of HEI stock" and "Mr. Fant discloses his intent to gain control of HEI")



                               FANT INDUSTRIES INC.



4.  Advertisement published on April 2, 1998:

Can You Help HEI's Directors See the Difference
Between $4.50 and $8.00 per Share?

(Bar graph showing two bars - the December 1, 1997 HEI stock price of $4.50 before Fant began accumulating shares and the April 1998 $8.00 Fant offer. The graph notes that the Fant offer represents a 78% premium over the Stock price before Fant began accumulating shares.)

Tender Your Shares Today for $8.00 per Share in Cash!

We urge you to read our Offer to Purchase and the related materials carefully.

If you need further information or any assistance in tendering your HEI shares, please contact:

The Dealer Manager:
RJ Steichen & Co
(612) 341-6200

The Information Agent
Beacon Hill Partners, Inc.
Toll-Free (800) 253-3814
or
Collect (212) 843-8500

Fant Industries Inc.